Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:     336-436-4855
                  Pamela Sherry


LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- HOLDINGS SETS TERMS OF ZERO COUPON
CONVERTIBLE SUBORDINATED NOTES


Burlington, NC, September 6, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered
Trademark-) (NYSE: LH) announced today the terms of its private placement of zero coupon convertible subordinated notes due 2021 with an aggregate principal amount at maturity of $650 million. The initial purchaser of the notes has also been granted an option to purchase up to an additional $94 million aggregate principal amount at maturity of the notes to cover over-allotments, if any. LabCorp-Registered Trademark-expects to receive approximately $436.6 million in gross proceeds in connection with the offering (approximately $500 million if the over-allotment option is exercised in full). The notes carry a yield to maturity of 2.0 percent per year, and are convertible into LabCorp-Registered Trademark- common stock, if certain conditions to conversion are satisfied, at a conversion rate of 6.7054 shares per $1,000 principal amount at maturity of notes, subject to adjustment in certain circumstances. The notes are redeemable by LabCorp-
Registered Trademark- at any time on or after September 11, 2006 at specified prices. Holders may require LabCorp-Registered Trademark-to purchase their notes on September 11, 2004, 2006 and 2011, and upon the occurrence of certain change in control events occurring on or before September 11, 2006. LabCorp-Registered Trademark- has agreed to file a shelf registration statement for the resale of the notes and the shares of common stock issuable upon conversion of the notes within 90 days after the date of original issuance of the notes. The offering is expected to close on September 11, 2001.

LabCorp-Registered Trademark-stated that it intends to use the net proceeds of the offering to repay the term loan outstanding under its credit agreement and the related interest rate swap agreement and use the balance for working capital and general corporate purposes. The lenders under the credit agreement have consented to the offering.

The notes and common stock issuable upon conversion have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Unless so registered, the notes and common stock issued upon conversion of the notes may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes. Any offer of the securities was made only by means of a private offering memorandum.

LabCorp-Registered Trademark- is one of the largest independent clinical laboratories in the U.S., with annual revenues of $1.9 billion in 2000. Through its national network of laboratories, LabCorp-Registered Trademark-offers more than 4,000 different clinical tests that are used by the medical profession in the diagnosis, treatment and monitoring of disease.


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